CAPE Barclays ETN+ Shiller CAPE™ ETN Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 May 9, 2013

Barclays ETNs
Barclays Exchange-Traded Notes (ETNs):
Senior, unsecured debt securities;
Listed and traded on an exchange;
Provide investors with a return linked to the performance of an index, less fees.
Barclays Bank PLC is a leading issuer of ETNs in the United States:
32% market share with $5.8bn notional outstanding
1
;
78 products in a variety of asset classes, including: - Commodities;
- Equity / volatility;
- FX;
- Rates.
Barclays ETNs include: - iPath
®
ETN suite;
-
ETN+
suite.
1. As of 3/28/2013. Source: Bloomberg.
For more information about the risks related to an investment in the ETNs, see “Selected Risk Considerations” at the end of this document and
“Risk Factors” in the applicable prospectus supplement and pricing supplement.
2   |  Barclays ETN+ Shiller CAPE™ ETN

CAPE, the Barclays ETN+ Shiller CAPE™ ETN
Barclays ETN listed on NYSE Arca under ticker “CAPE”:
Provides returns linked to the Shiller Barclays CAPE™ US Core Sector Index (the “Index”);
No tracking error to the Index, before 0.45% fees
1
.
Equity ETN built upon the principles of long term investing as distilled by Robert Shiller:
Sector-rotation Strategy designed in a collaboration between Robert Shiller and Barclays;
Uses the Cyclically Adjusted PE (CAPE) Ratio as a key driver for the valuation of US sectors;
Includes momentum signal to avoid investing in declining assets (“value trap”);
Based on specifically-reconstructed 40-years sector data;
May be used for long-term investing to provide US Equity exposure with a value allocation.
3   |  Barclays ETN+ Shiller CAPE™ ETN
1. The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will be equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.45% times the closing indicative note value on the immediately preceding calendar day times the daily index factor on that day (equal to the closing level of the Index on such index business day divided by the closing level of the Index on the immediately preceding index business day; if such day is not an index business day, the such quotient will equal one) divided by 365. Because your notes are subject to an investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the Index.

Shiller Barclays CAPE™ US Core Sector Index
S&P 500® TR
Index Level
125
120
115
110
105
100
95
90
85
Oct-12
Nov-12
Dec-12
Jan-13
Feb-13
Mar-13

BARCLAYS

Source: Bloomberg, Barclays. Data: 10/05/2012 – 3/28/2013 .
1. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data (since the date listed above), it may not predict variability on annualized future performance.
2.  Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.
4   |  Barclays ETN+ Shiller CAPE™ ETN
Shiller Barclays CAPE
™
US
Core Sector Index
S&P 500
®
TR
Returns (since 10/05/2012)
11.4% 9.8%
Annualized Volatility
1
12.3% 11.6%
Returns/Volatility Ratio
0.93 0.84
Correlation
2
to the S&P500
®
TR
99.0% 100%
Index Performance

Robert Shiller
American economist, best-selling author, and
the Arthur M. Okun Professor of Economics,
Professor of Finance, and Fellow at the
International Center for Finance at Yale
University.
Co-director of the Behavioral Finance
Workshop at the National Bureau of
Economic Research since 1991.
Jointly developed the Standard &
Poor's/Case-Shiller Home Price Indices.
Best-selling author of several economics
books.
Developed the widely-known CAPE ratio
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Index Mechanics
9 US Sectors
Relative CAPE
Indicator for
Each Sector
Momentum
Reconstruct sector portfolio values and earnings
back to 1970’s, for the 9 Select Sectors of the S&P 500
®
,
and create evaluation metrics
Remove the four most relatively overvalued sectors
based on Relative CAPE Indicator
Remove one sector with lowest
12-month momentum
Allocate equally to the S&P Select Sector Indices
for the four remaining sectors
Ranking
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Sector selection and rebalancing occurs monthly.
FOR ILLUSTRATIVE PURPOSES ONLY

The CAPE Ratio
The Cyclically Adjusted PE (CAPE) ratio,
“Campbell-Shiller PE(10)”, or “Shiller 10”,
seeks to assess long term equity market
valuations
• Formally defined by Robert Shiller and John Y.
Campbell during the 1980s;
2
• Became a frequently cited  benchmark for long-
term equity valuation.
7   |  Barclays ETN+ Shiller CAPE™ ETN
1. In its original formulation, the CAPE ratio used the price returns index. In a collaboration between Robert Shiller and Barclays, the CAPE ratio has been modified to account for dividend payments, by referencing the total returns, and the 10-Y dividend-adjusted earnings.
2. Important publications:
John Y. Campbell and Robert J. Shiller, "Stock Prices, Earnings and Expected Dividends," Journal of Finance, 43(3): 661-76,  July 1988.
John Y. Campbell and Robert J. Shiller, “Valuation Ratios and the Long-Run Stock Market Outlook," Journal of Portfolio Management, 24(2): 11-26, 1998.
John Y. Campbell and Robert J. Shiller, “Valuation Ratios and the Long-Run Stock Market Outlook: An Update," NBER Working Paper 8221, 2001.
Robert J. Shiller, Irrational Exuberance, Princeton University Press, Princeton, NJ, 2000, 2005.
Inflation-Adjusted Equity Benchmark
10-Y moving Average of Inflation-Adjusted Equity
Benchmark Earnings
CAPE =
1

CAPE Ratio for Value Investing
The CAPE ratio is a frequently cited benchmark to assess long term equity market valuations.
• Uses 10 years of historical data, addressing a classic criticism of price-to-earning ratio for long-term investing, which only relies on only 1-year of data
• Historically, strong inverse relation between the CAPE ratio on the S&P 500
®
and the
long-term S&P 500
®
returns (i.e. high historical returns when CAPE is low, and vice versa):
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Source: Robert Shiller, Barclays, 8/31/1990-3/28/2013. Past performance is not indicative of future results.

CAPE Ratio
CAPE Ratio
40
30
20
10
0
Financial
Health care
2002
2006
2010

Relative CAPE Indicator
Relative CAPE Indicator
1.2
1
0.8
0.6
0.4
0.2
Financial
Health care
2002
2006
2010

•

Relative CAPE
The CAPE ratio may be used to compare
relative valuation of single equity sectors.
• To account for idiosyncratic differences between sectors,
where CAPE ratios have historically been of different
magnitudes, a “Relative CAPE” indicator is used:
40 years of S&P Select Sector Indices price and earnings data have been re-created by
Barclays Bank PLC to provide such comparison.
9   |  Barclays ETN+ Shiller CAPE™ ETN
Current sector CAPE ratio
20-Y  rolling average of  sector CAPE
ratio
1
=
RELATIVE
CAPE
INDICATOR
Source: Barclays, 9/28/1972-12/31/2012. Past performance is not indicative of future results.
1. The 20 year data entering the average is winsorized (i.e. filtered to exclude extremely high or low data points) at the 5% level, aiming to eliminating extreme events in the history of a sector.
The Index calculates the Relative CAPE Indicator  for the nine US equity sectors, and the
five most undervalued sectors
are selected:

Value Trap and Momentum
The “Value Trap”:
• In general, undervalued stocks have historically outperformed equity benchmarks over the long term
1
.
• However, some assets may appear undervalued when their low price is actually due to fundamental or other reasons, and their value might continue to decline (so called
“value trap”).
A Price Momentum signal may assist in mitigating this potential issue:
• By discarding sectors with recent negative performance, price momentum seeks to avoid sectors that may fall in value in the short term.
The Index incorporates a momentum factor by:
• Evaluating the trailing 12-month returns of the five most relatively undervalued sectors;
• Discarding from the Index allocation the worst-performing sector.
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1. Eugene F. Fama and Kenneth R. French, “The Cross-Section of Expected Stock Returns,” Journal of Finance, 47:2, 427-65, June 1992.

Energy
Materials
Industrial
Consumer Discretionary
Consumer Staples
Health care
Financial
Utilities
Technology
1992
1996
2000
2004
2008
2012

BARCLAYS

Sector CAPE Ratios 11 | Barclays ETN+ Shiller CAPE™ ETN Source: Barclays, 1/2/1992 – 3/28/2013. Past performance is not indicative of future results.

Selected Risk Considerations
An investment in the ETNs described herein (the “ETNs”) involves risks.  Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.
You May Lose Some or All of Your
Principal:
The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date.  Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased.  Because the
ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components.  The
ETNs are riskier than ordinary unsecured debt securities and have no principal protection.
Credit of Barclays Bank
PLC:
The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption.  In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
Issuer
Redemption:
Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.
Dynamic Allocation and Strategy Risk: The value of the index will depend upon the success of the index in dynamically allocating among the Sector
Indices.  The allocation among the Sector Indices is based upon a proprietary index methodology sponsored by Barclays Bank PLC that may not provide outperformance relative to any alternative allocation among the Sector Indices or a diversified portfolio generally, and is made in accordance with pre-defined weightings that may not be optimal.
Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market.  Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.
A Trading Market for the ETNs May Not
Develop:
Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.
No Interest Payments from the
ETNs:
You may not receive any interest payments on the ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for
Redemptions:
You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.
Uncertain Tax Treatment:
Significant aspects of the tax treatment of the ETNs are uncertain.  You should consult your own tax advisor about your own tax situation.
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Selected Risk Considerations
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at
www.sec.gov.
Alternatively,
Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888-227-2275 (ext. 2-
3430), or you may request a copy from any other dealer participating in the offering.
The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
“Shiller Barclays CAPE      US Core Sector Index” is a trademark of Barclays Bank PLC.
“CAPE    ” is a trademark of RSBB-I, LLC (“RSBB”) and has been licensed for certain purposes by Barclays Bank PLC.
Standard & Poor’s ® , S&P 500 ® , S&P ® and S&P 500 ® Total Return are registered trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow
Jones ® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones
Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. The Shiller Barclays CAPE US Core Sector Index (the “Index”)
which is based on the S&P 500 ® and the Sector Indices is not sponsored or endorsed by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”), but is published with their consent. The ETNs based on the Index are not sponsored or endorsed by S&P Dow Jones Indices or any of their respective affiliates and S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.
The Shiller Barclays CAPE US Index Family has been developed in part by RSBB, LLC, the research principal of which is Robert J. Shiller. RSBB, LLC is not an investment advisor and does not guarantee the accuracy and completeness of the Shiller Barclays CAPE US Index Family or any data or methodology either included therein or upon which it is based. RSBB, LLC shall have no liability for any errors, omissions or interruptions therein and makes no warranties expressed or implied, as to the performance or results experienced by any party from the use of any information included therein or upon which it is based, and expressly disclaims all warranties of the merchantability or fitness for a particular purpose with respect thereto, and shall not be liable for any claims or losses of any nature in connection with the use of such information, including but not limited to, lost profits or punitive or consequential damages even, if
RSBB, LLC is advised of the possibility of same.
© 2013 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.
NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE
13   |  Barclays ETN+ Shiller CAPE Sector Rotation ETN
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